

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 18, 2009

Mr. Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

> **Re:** **Kraft Foods Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2009**
> **File No. 001-16483**

Dear Mr. McLevish:

We have completed our review of your preliminary proxy statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief

cc: Ms. Barbara Becker
Gibson, Dunn & Crutcher LLP